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                                                                    Exhibit 5.10


                                December 27, 1996


                       Nicholas-Applegate Investment Trust
                          600 West Broadway, 30th Floor
                          San Diego, California  92101

Nicholas-Applegate Capital Management
600 West Broadway, 30th Floor
San Diego, California  92101

Ladies and Gentlemen:


          This will confirm our agreement that the Investment Advisory Agreement between us dated April 19, 1993, as amended, is further amended by adding the Large Cap Growth Fund series and International Core Growth Fund series as Funds thereunder. The annual advisory fee with respect to the Large Cap Growth Fund series shall be 0.75% of the first $500 million of the Fund's average daily net assets, 0.675% of the next $500 million of net assets, and 0.65% of net assets in excess of $1 billion, and the annual advisory fee with respect to the International Core Growth Fund series shall be 1.00% of the first $500 million of the Fund's average daily net assets, 0.90 of the next $500 million of net assets, and 0.85% of net assets in excess of $1 billion..


          In all other respects, the Investment Advisory Agreement, as previously amended, will remain in full force and effect. Please sign this letter below to confirm your agreement with this amendment.

                                   Very truly yours,

                                   s/E. Blake Moore, Jr.


                                   -------------------------
                                   E. Blake Moore, Jr.
                                   Secretary


                                      C-18
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AGREED:

Nicholas-Applegate Capital Management
By:  Nicholas-Applegate Capital
     Management Holdings, L.P., its
     General Partner
By:  Nicholas-Applegate Capital
     Management Holdings, Inc., its
     General Partner

     s/E. Blake Moore, Jr.
By:
   ---------------------------
    E. Blake Moore, Jr.
    Secretary


                                      C-19